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                                 Law Offices of
                      Paul, Hastings, Janofsky & Walker LLP
                          55 Second Street, 24th Floor
                      San Francisco, California 94105-3441
                            Telephone (415) 856-7000
                            Facsimile (415) 856-7100
                          Internet www.paulhastings.com

                                 October 6, 2005

VIA EDGAR CORRESPONDENCE FILING
-------------------------------

Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

        Re:    Kayne Anderson MLP Investment Company
               File Nos.  333-123595 and 811-21593

Sir or Madam:

On behalf of Kayne Anderson MLP Investment Company (the "Fund"), attached please find the following for filing with the Securities and Exchange Commission (the "Commission"): the Fund's pre-effective amendment number 5 to its registration statement on Form N-2 with respect to the Fund's issuance of common stock.

In addition, we offer the following further responses to the comments of Christian T. Sandoe of the Commission's staff in a letter dated May 11, 2005, and in subsequent telephone conversations with Mr. Sandoe and certain of the Commission's accounting staff (together, the "SEC Reviewers"), regarding the Fund's registration statement filed with the Commission on March 25, 2005 and pre-effective amendment numbers 1, 2, 3 and 4 to such registration statement filed on May 17, 2005, August 22, 2005, September 30, 2005 and October 5, 2005, respectively (collectively, the "Registration Statement"). These responses supplement our responses provided to the Commission in our letters dated May 16, 2005, August 19, 2005, October 3, 2005 and October 4, 2005 (the "Prior Letters").

In particular, these comments respond to the comments the SEC Reviewers made during a telephone conversation on October 5, 2005, and reference changes reflected in the Fund's pre-effective amendment number 5 to the Registration Statement attached hereto. For your convenience, where necessary we have reproduced the oral comments of the SEC Reviewers as accurately as possible.



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Securities and Exchange Commission
October 6, 2005
Page 2


PROSPECTUS - Financial Highlights:
----------------------------------

1. COMMENT: Please break out the Dividends/Distributions line item for the common stock into a line item for Dividends and a line item for Distributions, showing the Fund's best estimate as to the amount for each line item.

     RESPONSE: The requested change has been made and an explanatory footnote added (footnote 6) on page 16.

All other comments were addressed in our Prior Letters, and our responses remain the same.

                               * * * * * * * * * *

We believe that we have addressed fully the SEC Reviewers' comments regarding the Registration Statement.

Please direct any inquiries regarding this filing to the undersigned at (415) 856-7041.


                                               Very truly yours,


                                               /s/ H. Sarah Whittington
                                                  H. Sarah Whittington
                                       for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc:     Kevin S. McCarthy (w/ enclosures)
        David J. Shladovsky, Esq. (w/ enclosures)
        David A. Hearth, Esq. (w/ enclosures)
        John A. MacKinnon, Esq. (w/ enclosures)